SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D/A

Amendment No. 3

Under the Securities Exchange Act of 1934*

SOUTHCROSS ENERGY PARTNERS, L.P.

(Name of Issuer)

Common Units Representing Limited Partner Interests

(Title of Class of Securities)

84130C100

(CUSIP Number)

John E. Bonn

1717 Main Street, Suite 5200

Dallas, Texas 75201

(214) 979-3700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 30, 2016

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)	NAME OF REPORTING PERSONS Charlesbank Capital Partners, LLC
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Massachusetts
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH (1)	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 35,068,406 (1)(2)
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 35,068,406 (1)(2)
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 35,068,406 (1)(2)
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 61.7%(3)
(14)	TYPE OF REPORTING PERSON OO - limited liability company

(1)	Southcross Holdings Borrower LP (“Borrower”) owns of record 6,616,400 common units representing limited partner interests (“Common Units”), 15,958,990 Class B convertible units representing limited partner interests (“Class B Convertible Units”), Unpaid Class B PIK Rights (as defined below) equivalent to 279,303 Class B Convertible Units and 12,213,713 subordinated units representing limited partner interests (“Subordinated Units”) in the Issuer. Borrower is owned of record 100% by Southcross Holdings Guarantor LP (“Guarantor”), and its non-economic general partner interest is held by Southcross Holdings Borrower GP LLC, which is owned of record 100% by Guarantor. Guarantor is owned of record 100% by Southcross Holdings LP (“Holdings”), and its non-economic general partner interest is held by Southcross Holdings Guarantor GP LLC. Southcross Energy LLC (“SELLC”) owns of record 29.2% of Holdings and 29.6% of Southcross Holdings GP LLC, the non-economic general partner of Holdings. Charlesbank Capital Partners, LLC (“Charlesbank”) is the general partner of (i) Charlesbank Coinvestment Partners, Limited Partnership (“Coinvest”) and (ii) Charlesbank Equity Fund VI GP, Limited Partnership (“Equity VI GP”). Equity Fund VI GP is the general partner of each of Charlesbank Equity Fund VI, Limited Partnership (“Fund VI”), CB Offshore Equity Fund VI, L.P. (“Offshore VI”), and Charlesbank Equity Coinvestment Fund VI, Limited Partnership (“Coinvest VI” and together with Fund VI and Offshore VI, the “Charlesbank Funds”). Offshore VI is the sole shareholder of CB-Southcross Holdings, Inc. Each of Equity VI GP and Charlesbank may be deemed to indirectly beneficially own the securities of the Issuer held by the Charlesbank Funds, but disclaims beneficial ownership except to the extent of its pecuniary interest therein. Pursuant to an investment and advisory agreement with each of the Charlesbank Funds, Charlesbank has authority to vote securities held by the Charlesbank Funds and to decide which securities to purchase and sell for the Charlesbank Funds. The Charlesbank Funds hold of record an approximate 85.2% membership interest in SELLC. The Class B Convertible Units convert into Common Units at the Class B Conversion Rate (as defined in the Issuer’s Third Amended and Restated Agreement of Limited Partnership dated August 4, 2014 (the “Partnership Agreement”), which is incorporated by reference herein) on the Class B Conversion Date (as defined in the Partnership Agreement). The Subordinated Units convert into Common Units on a one-for-one basis on the expiration of the Subordination Period (as defined in the Partnership Agreement). Because such Class B Convertible Units and Subordinated Units were acquired in connection with transactions having the purpose or effect of changing or influencing the control of the Issuer, such Class B Convertible Units and Subordinated Units are considered converted for purposes of the calculations of the amounts noted under Rule 13d-3(d)(1)(i) of the Securities Exchange Act of 1934, as amended.
(2)	Borrower was entitled to receive from the Issuer, within forty-five (45) days after the quarter ending December 31, 2015, a Class B Quarterly Distribution (as defined in the Partnership Agreement), consisting of a payment-in-kind distribution on outstanding Class B Convertible Units of additional Class B Convertible Units (the “Class B PIK Units”), in accordance with the terms of the Partnership Agreement. However, the Issuer did not timely make such Class B Quarterly Distribution. The Partnership Agreement provides that, notwithstanding the Issuer’s failure to make such Class B Quarterly Distribution, the holders entitled to the unpaid Class B PIK Units shall be entitled (i) to Class B Quarterly Distributions in subsequent quarters on such unpaid Class B PIK Units and (ii) to all other rights under the Partnership Agreement as if such unpaid Class B PIK Units had in fact been distributed on the date due (“Unpaid Class B PIK Rights”). Therefore, on February 14, 2016, Borrower acquired Unpaid Class B PIK Rights equivalent to 279,303 Class B Convertible Units.
(3)	Based upon 28,420,619 Common Units, 15,958,990 Class B Convertible Units, Unpaid Class B PIK Rights equivalent to 279,303 Class B Convertible Units and 12,213,713 Subordinated Units outstanding as of February 14, 2016. For purposes of this calculation, the initial Class B Conversion Rate of 1.0 (i.e., one Common Unit for each Class B Convertible Unit) was used, although the Class B Conversion Rate may vary. See Item 1 of the Schedule 13D to which this cover page relates for a description of the securities to which this Schedule 13D relates.

This Amendment No. 3 (this “Amendment”) amends and supplements the Schedule 13D filed on August 14, 2014, as amended on May 21, 2015 and on February 18, 2016 (as amended, the “Original Schedule 13D” and, as amended by this Amendment, this “Schedule 13D”), and is being jointly filed by the Reporting Persons with respect to the Common Units, Class B Convertible Units, Unpaid Class B PIK Rights and Subordinated Units of Southcross Energy Partners, L.P. (“SXE”). Capitalized terms used herein but not defined herein shall have the meanings attributed to them in the Original Schedule 13D.

Item 2.	Identity and Background

The third paragraph of Item 2 is hereby amended and restated in its entirety as follows:

Charlesbank Capital Partners, LLC (“Charlesbank”) is a Massachusetts limited liability company. The principal business of Charlesbank is to provide investment advisory and management services to pooled investment vehicles. Charlesbank is the general partner of (i) Charlesbank Coinvestment Partners, Limited Partnership (“Coinvest”) and (ii) Charlesbank Equity Fund VI GP, Limited Partnership (“Equity VI GP”). Equity Fund VI GP is the general partner of each of Charlesbank Equity Fund VI, Limited Partnership (“Fund VI”), CB Offshore Equity Fund VI, L.P. (“Offshore VI”), and Charlesbank Equity Coinvestment Fund VI, Limited Partnership (“Coinvest VI” and together with Fund VI and Offshore VI, the “Charlesbank Funds”). Offshore VI is the sole shareholder of CB-Southcross Holdings, Inc. The address of its principal office is 200 Clarendon Street, 54th Floor, Boston, Massachusetts 02116.

Item 4.	Purpose of Transaction.

Item 4(a) of the Original Schedule 13D is hereby amended by adding the following:

The last two paragraphs in Item 6 are incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

Footnote 1 to Item 5 (a and b) of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

(1) Borrower directly owns of record all of the 6,616,400 Common Units representing limited partner interests, 15,958,990 Class B Convertible Units representing limited partner interests, Unpaid Class B PIK Rights equivalent to 279,303 Class B Convertible Units and 12,213,713 Subordinated Units representing limited partner interests in SXE of which each Reporting Person has beneficial ownership. Borrower is owned of record 100% by Guarantor, and its non-economic general partner interest is held by Borrower GP, which is owned of record 100% by Guarantor. Guarantor is owned of record 100% by Holdings, and its non-economic general partner interest is held by Guarantor GP, which is owned of record 100% by Holdings. SELLC owns of record 29.2% of Holdings and 29.6% of Holdings GP. Charlesbank Capital Partners, LLC (“Charlesbank”) is the general partner of (i) Charlesbank Coinvestment Partners, Limited Partnership (“Coinvest”) and (ii) Charlesbank Equity Fund VI GP, Limited Partnership (“Equity VI GP”). Equity Fund VI GP is the general partner of each of Charlesbank Equity Fund VI, Limited Partnership (“Fund VI”), CB Offshore Equity Fund VI, L.P. (“Offshore VI”), and Charlesbank Equity Coinvestment Fund VI, Limited Partnership (“Coinvest VI” and together with Fund VI and Offshore VI, the “Charlesbank Funds”). Offshore VI is the sole shareholder of CB-Southcross Holdings, Inc. Each of Equity VI GP and Charlesbank may be deemed to indirectly beneficially own the securities of the Issuer held by the Charlesbank Funds, but disclaims beneficial ownership except to the extent of its pecuniary interest therein. Pursuant to an investment and advisory agreement with each of the Charlesbank Funds, Charlesbank has authority to vote securities held by the Charlesbank Funds and to decide which securities to purchase and sell for the Charlesbank Funds. The Charlesbank Funds hold of record an approximate 85.2% membership interest in SELLC.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Original Schedule 13D is hereby amended by adding the following:

On March 17, 2016, Holdings and the Issuer entered into an equity cure contribution agreement (the “Equity Cure Agreement”) related to that certain Third Amended and Restated Revolving Credit Agreement, dated as of August 4, 2014, among the Issuer, as borrower, Wells Fargo Bank, N.A. as administrative agent, UBS Securities LLC and Barclays Bank PLC, as co-syndication agents, JPMorgan Chase Bank, N.A., as documentation agent, and the lenders party thereto (as amended, the “Revolving Credit Agreement”). Under the terms of the Revolving Credit Agreement, the Issuer has the right to cure any default with respect to a financial covenant in the Revolving Credit Agreement by having Holdings purchase equity interests in or make capital contributions to the Issuer that result in proceeds that would satisfy the requirements of such financial covenant.

Pursuant to the Equity Cure Agreement, on March 30, 2016, Holdings contributed $11,884,000 (the “Contribution Amount”) to the Issuer to fund an equity cure in connection with a default with respect to a financial covenant in the Revolving Credit Agreement. In exchange for the Contribution Amount, Holdings will receive a number of Common Units based on the volume weighted daily average price of a Common Unit, as reported on the New York Stock Exchange, for the 15 consecutive trading days beginning on April 7, 2016, provided that such weighted daily average price will be no less than $0.89 per Common Unit and no greater than $1.48 per Common Unit. As a result, when the weighted daily average price is determined Holdings will be issued between 13,352,808 and 8,029,729 Common Units.

Item 7.	Materials to be Filed as Exhibits.

Exhibit 9.	Equity Cure Contribution Agreement, dated March 17, 2016, by and between Southcross Energy Partners, L.P. and Southcross Holdings LP (incorporated herein by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K dated March 22, 2016).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 6, 2016

SOUTHCROSS ENERGY LLC, a Delaware limited liability company

By:	/s/ David W. Biegler
David W. Biegler
Chairman and Chief Executive Officer

CHARLESBANK CAPITAL PARTNERS, LLC, a Massachusetts limited liability company

By:	/s/ Stephanie Paré Sullivan
Stephanie Paré Sullivan
General Counsel and Chief Administrative Officer

SOUTHCROSS HOLDINGS GP LLC, a Delaware limited liability company

By:	/s/ John E. Bonn
John E. Bonn
President and Chief Executive Officer

SOUTHCROSS HOLDINGS LP, a Delaware limited partnership

BY: SOUTHCROSS HOLDINGS GP LLC, Its General Partner

By:	/s/ John E. Bonn
John E. Bonn
President and Chief Executive Officer

SOUTHCROSS HOLDINGS GUARANTOR GP LLC, a Delaware limited liability company

By:	/s/ John E. Bonn
John E. Bonn
President and Chief Executive Officer

SOUTHCROSS HOLDINGS GUARANTOR LP, a Delaware limited partnership

BY: SOUTHCROSS HOLDINGS GUARANTOR GP LLC, Its General Partner

By:	/s/ John E. Bonn
John E. Bonn
President and Chief Executive Officer

SOUTHCROSS HOLDINGS BORROWER GP LLC, a Delaware limited liability company

By:	/s/ John E. Bonn
John E. Bonn
President and Chief Executive Officer

SOUTHCROSS HOLDINGS BORROWER LP, a Delaware limited partnership

BY: SOUTHCROSS HOLDINGS BORROWER GP LLC, Its General Partner

By:	/s/ John E. Bonn
John E. Bonn
President and Chief Executive Officer